TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

Dear Sirs

Notification

We with to inform you of the change of telephone contact details as from Monday 7th October 2002 for:

Miss Judith George
Assistant Company Secretary
Taylor Nelson Sofres plc
Westgate
London
W5 1UA

Her new details are as follows:-

Telephone: (+44) 020 8967 4655
Facsimile: (+44) 020 8967 1446
Mobile: (+44) (0)7734 044320

Please note that this notification supersedes any previous correspondence you may have received.

Kindest regards

Company Secretarial Department